UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B-25/A

                              AMENDMENT NO. 1

                        NOTIFICATION OF LATE FILING

                                           Commission File Number:  000-25691

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR
      For Period Ended:   March 31, 2002

                              _________________

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: ___________________________________


         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

                             _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                             _________________

                       PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  NTL (DELAWARE), INC.

Former Name if Applicable: _________________________

Address of Principal Executive Office (Street and Number)
110 EAST 59TH STREET
NEW YORK, NY 10022
City, State and Zip Code

                      PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

On May 8, 2002, NTL Incorporated, the parent of NTL (Delaware), Inc., announced that NTL Incorporated and certain of its subsidiaries, namely, NTL (Delaware), Inc., NTL Communications Corp., Communications Cable Funding Corp., Diamond Cable Communications Limited and Diamond Holdings Limited had filed in the Southern District Court of New York voluntary petitions for a previously announced "prearranged" joint plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code to convert $10.6 billion of publicly traded debt into equity of two reorganized companies. In connection with the preparation and filing of the Chapter 11 cases of these NTL companies, the full resources of NTL (Delaware), Inc. and its auditors have been severely strained. As a result, it has not been possible to complete the necessary work in time for filing the Form 10-Q by May 15, 2002 without unreasonable effort or expense.

                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Richard J. Lubasch                      (212)         906-8440
      (Name)                                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
      [X] Yes           [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [ ] Yes           [X] No


                             NTL (DELAWARE), INC.

                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2002                          By:  /s/ Gregg Gorelick
                                                 -----------------------------
                                                 Gregg Gorelick
                                                 Vice President - Controller


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).